Dresser-Rand Group Inc.
Paul Clark Drive
Olean, New York 14760
March 23, 2006
VIA FACSIMILE AND EDGAR
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re: Dresser-Rand Group Inc. Registration Statement on Form S-4 File No.: 333-131212
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, of Dresser-Rand Group Inc. (the “Issuer”), Dresser-Rand LLC, Dresser-Rand Power LLC, Dresser-Rand Company, D-R Steam LLC and Dresser-Rand Global Services, L.L.C. (collectively, the “Registrants”) be accelerated so that the Registration Statement may become effective at 10:30 a.m. EST on March 27, 2006, or as soon as possible thereafter. In this regard, the Registrants are aware of their obligations under the Act.
     The Registrants acknowledges that
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each of the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Dresser-Rand Group Inc. Dresser-Rand LLC Dresser-Rand Power LLC Dresser-Rand Company D-R Steam LLC Dresser-Rand Global Services, L.L.C.
By:	/s/ Randy D. Rinicella
	Name:	Randy D. Rinicella
	Title:	Vice President, General Counsel and Secretary of the Issuer